August 13, 2024

VIA EDGAR CORRESPONDENCE Ms. Alison White whitea@sec.gov Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Ranger Funds Investment Trust, File Nos. 333-175328 and 811-22576

Dear Ms. White:

On May 21, 2024, Ranger Funds Investment Trust (the “Trust” or the “Registrant”) filed a post-effective amendment to the Trust’s registration statement on Form N-1A (the “Registration Statement”) pursuant to Rule 485(a) under the Securities Act of 1933 (the “Amendment”) relating to Wisdom Short Duration Income Fund (the “Short Duration Fund”) and Wisdom Government Money Market Fund (the “Money Market Fund”) (each a “Fund”, and collectively the “Funds”).  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Registrant will file a post-effective amendment to its Registration Statement pursuant to Rule 485(b) reflecting these changes.  Capitalized terms used and not defined herein shall have the meanings ascribed to the in the Amendment.

Explanatory Note:  In conjunction with the Registrant’s next post-effective amendment to address the comments detailed below, the Registrant will change the name of the Wisdom Government Money Market Fund to the Wisdom Short Term Government Fund.  Further, the Registrant will no longer classify the Wisdom Government Money Market Fund as a “government money market fund,” as  defined in or interpreted under Rule 2a-7 under the Investment Company Act of 1940, as amended.  The principal investment strategy and corresponding risks will remain materially unchanged from the Registrant’s post-effective amendment that was filed on May 21, 2024.  For purposes of responding to the comments below, the Registrant will refer to the original name of the fund ( Wisdom Government Money Market Fund) to be consistent with the Registrant’s post-effective amendment that was filed on May 21, 2024.

Prospectus:

Comment 1.

Please provide a completed fee table and expense example for each Fund.

Response.

The Registrant has made the requested revision.

Comment 2.

With respect to both Funds, please specify in the footnotes to the fee tables that the three-year rolling period extends from the date or month that the fees were waived or reimbursed.  Please further disclose that recoupment of fees waived is sub to expense limitation agreement in place at the time of the reimbursement.

Response.

The Registrant has made the requested revision.

Comment 3.

With respect to both Funds, please confirm, if true, that the expense example reflects the period that the waivers are in place.

Response.

The Registrant confirms that the expense examples for each Fund reflect the period that the waivers are in place.

Comment 4.

(Short Duration Fund Only) Please note that when the new names rule goes into effect, the term income will be subject to the 80% policy and the fund will need to adopt a policy when the rule goes into effect.

Response.

The Registrant acknowledges that the Short Duration Fund will be subject to the new names rule once it goes into effect.

Comment 5.

  (Short Duration Fund Only) As noted in the Fund’s Principal Investment Strategy, “The types of fixed income instruments in which the Short Duration Fund may invest include bonds, debt securities, and other similar instruments issued by U.S. and foreign public- or private-sector entities.”

The Staff requests that rather than disclose the types of fixed income instruments “may include,” affirmatively disclose which securities will be part of the Short Duration Fund’s Principal Investment Strategy.

Response.

The Registrant has revised the disclosure above as follows:

“The types of fixed income instruments in which the Short Duration Fund ~~may invest include~~ will invest in bonds, debt securities, and other similar instruments issued by U.S. and foreign public- or private-sector entities.”

Comment 6.

The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund.  Pursuant to remarks from Dalia Blass, former Director of the Division of Investment Management, please re-order the Fund’s Item 9 principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order.  See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response.

The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration.  The Registrant respectfully declines to re-order the Funds’ risk disclosures as requested.  The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow.  Recent market disruptions and volatility as a result of global events demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment.  Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 7.

  (Short Duration Fund Only) The Fixed Income Risk disclosure notes, in part, that “The value of the Short Duration Fund’s investments in fixed income securities and derivatives will fluctuate with changes in interest rates...”  If the reference to “derivatives” is incorrect, please revise the risk disclosure.

Response.

The Registrant confirms that derivatives (for hedging purposes) will be part of the Short Duration Fund’s principal investment strategy.

The Registrant has made the following revision to the Principal Investment Strategy section of the prospectus:

Principal Investment Strategy:

The Fund may employ derivatives to hedge the Fund’s interest rate risk and foreign currency risk.  Interest rate risk will be hedged through the use of treasury and bond futures and foreign currency risk will be hedged with cross currency swaps, interest rate swaps and credit default swaps.

The Registrant has made the following revision to the Principal Investment Risks section of the prospectus:

Principal Investment Risks:

Counterparty Risk. The Short Duration Fund may lose money if a counterparty does not meet its contractual obligations. With respect to swap agreements, if the Index has a dramatic intraday move that causes a material decline in the Fund’s net assets, the terms of a swap agreement between the Fund and its counterparty may permit the counterparty to immediately close out the transaction with the Fund. In that event, the Fund may be unable to enter into another swap agreement or invest in other derivatives to achieve its investment objective.

Derivatives Risk:  The Short Duration Fund may use futures and swaps to or hedge against interest rate risk and foreign currency risk. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities.

Futures Risk. The Short Duration Fund’s use of futures involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) leverage risk (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the futures contract may not correlate perfectly with the underlying asset. Investments in futures involve leverage, which means a small percentage of assets invested in futures can have a disproportionately large impact on the Short Duration Fund. This risk could cause the Short Duration Fund to lose more than the principal amount invested. Futures contracts may become mispriced or improperly valued when compared to the adviser’s expectation and may not produce the desired investment results. Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying index because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the stocks upon which they are based.

Leverage Risk.  Derivatives have embedded leverage, which will magnify the Short Duration Fund’s gains or losses, making returns more volatile.

Swaps Risk. These risks include (i) the risk that the counterparty to a swap transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index.  Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities. Derivative contracts ordinarily have leverage inherent in their terms. The low margin deposits normally required in trading derivatives, permit a high degree of leverage. Accordingly, a relatively small price movement may result in an immediate and substantial loss to the Short Duration Fund. The use of leverage may also cause the Short Duration Fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations or to meet collateral segregation requirements. The use of leveraged derivatives can magnify the Short Duration Fund’s potential for loss and, therefore, amplify the effects of market volatility on a Fund’s share price.

Comment 8.

(Short Duration Fund Only) With respect to the Geographic Concentration Risk disclosure,  if the Short Duration Fund will be concentrating in a certain region or regions, please add additional risk disclosures.

Response.

The Registrant confirms that the Short Duration Fund will be primarily concentrated in the U.S., and that any exposures to other countries will be less than 10% of the Short Duration Fund’s geographic exposure.

Comment 9.

With respect to both Funds, please clarify what “note” as referred to in the last sentence of the Interest Rate Risk disclosure.

Response.

The Registrant has updated the Interest Rate Risk disclosure as follows:

Interest Rate Risk. Fixed income securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise and can rise when interest rates fall. Securities with longer maturities and mortgage securities can be more sensitive to interest rate changes although they usually offer higher yields to compensate investors for the greater risks. The longer the maturity of the security, the greater the impact a change in interest rates could have on the security’s price. In addition, short-term and long-term interest rates do not necessarily move in the same amount or the same direction. Short-term securities tend to react to changes in short-term interest rates and long-term securities tend to react to changes in long-term interest rates.

Comment 10.

(Short Duration Fund Only)  The last line of the Mortgage-backed Securities Risk disclosure mentions “subprime mortgages.”  If the Short Duration Fund will invest in subprime mortgages as a principal investment strategy, please add to the principal investment strategy and as a corresponding principal risk.  Otherwise, please remove the reference to subprime mortgages.

Response.

The Registrant has removed all references to subprime mortgages.

Comment 11.

(Short Duration Fund Only) With respect to the Sector Risk disclosure,  if the Short Duration Fund will be concentrating in a certain sector or sectors, please add additional risk disclosures.

Response.

The Registrant confirms that the Short Duration Fund will have a higher concentration to the financial sector.  The Registrant has added the following financial sector risk disclosure to the Short Duration Fund’s.

Financial Sector Risk.  Performance of companies in the financial sector may be adversely impacted by the rate of corporate and consumer debt defaults; decreased lending rates and/or increased costs of funding; leverage; increased governmental limitations on loans, other financial commitments, product lines and other operations; and increased competition.

Comment 12.

(Money Market Fund Only) the last sentence of the Repurchase Agreement Risk disclosure notes, in part: “These risks are magnified to the extent that a repurchase agreement is secured by securities other than cash or U.S. Government securities.”  Please expand the risk disclosure, if necessary, to explain that such securities include repurchase agreements issued by U.S. Government agencies or instrumentalities.

Response.

The Registrant has updated the Repurchase Agreement Risk disclosure as follows:

These risks are magnified to the extent that a repurchase agreement is secured by securities other than cash, ~~or~~ U.S. Government securities or  securities of U.S. Government agencies or instrumentalities.

Comment 13.

(Short Duration Fund Only) The last sentence of the first paragraph of Short Duration Fund’s Principal Investment Strategy notes: “The Short Duration Fund uses robust fundamental and relative value analysis to select the credit that best aligns with the Short Duration Fund’s capital preservation bias and maintains an adaptive view on duration while identifying high-quality credit opportunities within systemically important sectors.”  Please clarify what is meant by “systemically important sectors.”

Response.

The Registrant has revised the last sentence of the first paragraph of the Short Duration Fund’s Principal Investment Strategy as follows:

“The Short Duration Fund uses robust fundamental and relative value analysis to select the credit that best aligns with the Short Duration Fund’s capital preservation bias and maintains an adaptive view on duration while identifying high-quality credit opportunities within blue chip companies, globally systematic banks, and other companies that are globally and systematically important to their respective country (i.e., companies that are only likely to fail if the country itself fails) ~~systemically important sectors~~.”

Comment 14.

The Staff notes that Wisdom Fixed Income Management, LLC is a newly formed advisor that does not have a history of operations.  As such, please add a risk describing the advisor’s limited history of operation.

Response.

The Registration has updated the “Limited History of Operations Risk” disclosures to:

Limited History of Operations Risk and New Adviser Risk. The Funds and their adviser are newly-formed and have no history of operations for investors to evaluate. As a result, investors do not have a track record from which to judge the adviser, and the adviser may not achieve the intended result in managing the Funds.

Comment 15.

The fourth sentence of the “FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES” section states that: “Each Fund may invest a significant portion of its assets in small capitalization companies.  Please delete if not applicable to the Funds.

Response.

The Registration has removed the sentence in its entirety.

Comment 16.

Please add prominent disclosure to the Short Term Government Fund’s prospectus summary section that it is not a money market fund.

Response.

The Registration has added the following disclosure to the summary section of the prospectus:

The Government Fund will not operate as a “government money market fund,” as  defined in or interpreted under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”), nor will the Government Fund qualify for any special money market fund tax treatment or tax accounting methods under Treasury regulations.

Comment 17.

Please disclose in the Short Term Government Fund’s prospectus that it does not qualify for any special money market fund tax treatment or tax accounting methods under Treasury regulations.

Response.

The Registration has added the following disclosure to the summary section of the prospectus:

The Government Fund will not operate as a “government money market fund,” as  defined in or interpreted under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”), nor will the Government Fund qualify for any special money market fund tax treatment or tax accounting methods under Treasury regulations.

Statement of Additional Information:

Comment 18.

Under “Additional Investment Limitations” Please revise number 5(iii) from “repurchase agreements that are collateralized fully, and are exempt from requirements that permit money market funds to impose a liquidity fee and/or temporary redemption gates.” to “repurchase agreements that are collateralized fully by cash or U.S. Government Securities.”

Response.

The Registrant will no longer classify the Wisdom Government Money Market Fund as a “government money market fund,” as  defined in or interpreted under Rule 2a-7 under the Investment Company Act of 1940, as amended, and as such, has removed Additional Investment Limitation No. 5 from the SAI.

Comment 19.

Please revise the SAI consistent with the recoupment revisions made to the prospectus.

Response.

The Registrant has made the requested revision.

Comment 20.

Please provide a discussion of portfolio manager compensation under the Portfolio Managers section of the SAI consistent with Item 20(b) of Form N-1A.

Response.

The Registrant has made the requested revision.

Part C Signature Page:

Comment 21.

On the signature page, please indicate who is signing the registration statement in the capacity of Principal Financial Officer.

Response.

The Registrant has made the requested revision and notes that Joseph W. Thompson serves in the capacity of the Registrant’s Principal Financial Officer and Chief Financial Officer.

If you have any further questions or additional comments, please contact Ryan Wheeler at (513) 352-6693 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Ryan S. Wheeler

Ryan S. Wheeler

Ryan.Wheeler@ThompsonHine.com    Phone: 513.352.6693